Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Limited Announces Completion of Follow-On Public Offering and Full Exercise of Underwriters’ Over-Allotment Option
New York, August 18, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (the “Company”) a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced the completion of its follow-on public offering first announced on August 11, 2009. Furthermore, the Company announced that the underwriters of its follow-on public offering have exercised in full their over-allotment option to purchase an additional 3,883,495 ADSs from the Company. The public offering price of the ADSs was $5.15 per ADS. As a consequence of the full exercise of the underwriters’ over-allotment option, the total proceeds raised by the Company from this follow-on public offering, after deduction of underwriting discounts and commissions, but before other offering expenses, increased to US$209.55 million.
Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. acted as joint bookrunners and CLSA Limited and Oppenheimer & Co. Inc. acted as co-managers for the offering. A copy of the prospectus relating to this offering may be obtained from Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, telephone number: +1-800-503-4611, email: prospectusrequest@list.db.com; and from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone number: +1-800-831-9146, email: batprospectusdept@citi.com.
The Company’s registration statement relating to the securities offered in the follow-on public offering was declared effective by the U.S. Securities and Exchange Commission as of April 21, 2009. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for Phase 2 of City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau, opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For further information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

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